82-3116

GREAT QUES[redacted]
METALS LTD.

September 17, 2002

SUPPL

02 SEP 24 AM 9:30

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on September 17, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

Karen Nestoruk
Administration

/kn
enclosure

dlw 9/24

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

September 17 2002
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Annouces Investor Relations Agreement

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ) is pleased to announce the completion of an agreement with Jamie Mathers for investor relation services. Mr. Mathers has 22 years of experience in the investment industry where he started as a floor trader, then head desk trader and finally as an investment advisor.

Under the terms of the agreement between Great Quest and Mr. Mathers, he will work for a minimum of two months for the Company in contacting shareholders and potential investors to inform them that the Company will be drilling in October and to explain the potential of the Company projects. For his efforts, Mr. Mathers will be receiving $2,500 per month. After the initial 2 month period either Great Quest or Mr. Mathers can cancel the arrangement at any time. In other investor relations news, the Company plans to participate in the Calgary Venture Investment Conference in October.

As a follow up to the September 4, 2002 news release, the shares for debt transaction has been increased by $4,200 to $46,340. Finally, the Company has informed the owners of the Mogoyafara concession in the Bourdala area that it will be discontinuing its involvement on the concession.

ON BEHALF OF THE BOARD OF DIRECTORS

"Signed"
Willis W. Osborne
President and CEO